SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 12, 2010

Commission File No.: 1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation )

Grand Place/Grote Markt 1

1000 Brussels

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

This Report contains a copy of the following:

(1)	The Press Release issued on August 12, 2010.

Brussels, 12 August 2010 – 1 / 22

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports Second Quarter and Half Year 2010 Results

For important disclaimers please refer to page 3

HIGHLIGHTS

•

Volume performance: Total 2Q10 volumes increased 2.1%, with own beer volumes up 2.0% and soft drink volumes up 5.5%. In HY10, total volumes increased 1.5%, with own beer volumes up 1.4% and soft drink volumes up 3.9%

•	Focus Brands: Our Focus Brand volumes grew 5.7% in 2Q10 and 4.0% in HY10, led by Budweiser internationally, Antarctica, Brahma and Skol in Brazil and Harbin in China

•	Market share gains: In HY10, we gained or maintained market share in markets representing almost half of our total beer volumes

•

Revenue growth: 2Q10 revenue rose 4.1%, or 1.5% per hectoliter, and HY10 revenue grew 3.1%, or 1.3% per hectoliter. On a constant geographic basis, growth in revenue per hl would have been 2.8% for 2Q10 and 2.7% for HY10

•

Cost of Sales: Cost of Sales (CoS) increased 2.9% in 2Q10, and decreased 0.3% per hl. In HY10, CoS increased 0.9%, and decreased 1.3% per hl. On a constant geographic basis, CoS per hl would have increased 1.1% in 2Q10 and 0.8% in HY10

•

Sales and marketing: Sales and marketing investments grew 10.0% in 2Q10 and 7.6% in HY10, with increased support to our Focus Brands and global sponsoring activities before and during the FIFA World Cup partly offset by reductions in non-working money in North America

•	Synergies: 2Q10 synergies of 180 million USD related to the combination with Anheuser-Busch, bringing HY10 synergies to 310 million USD and total synergies achieved to 1 670 million USD

•

EBITDA: 2Q10 EBITDA grew 5.6% to 3 354 million USD, with EBITDA margin of 36.6% compared to 38.2% in 2Q09 with organic improvement of 50 bp. HY10 EBITDA rose 5.4% to 6 440 million USD with a margin of 36.8%, an organic improvement of 79 bp

•	Scope change: EBITDA includes a negative scope of 240 million USD in North America, reflecting a curtailment gain in 2Q09 reported as a positive scope in 2009

•

Net finance costs: Net finance costs of 519 million USD in 2Q10 compare to 1 152 million USD in 2Q09. The decrease is primarily due to lower net interest charges as a result of reduced debt levels, lower accretion expenses as bank borrowings are being reduced as a percentage of total debt and the impact of a foreign exchange translation gain in other financial results (please see page 11). Net finance costs reached 1 419 million USD in HY10 as compared to 1 993 million USD in HY09

•

Profit: Normalized profit attributable to equity holders of Anheuser-Busch InBev of 1 440 million USD in 2Q10 compares to 1 134 million USD in 2Q09, and 2 331 million USD in HY10 compares to 1 918 million USD in HY09

•	EPS: Normalized earnings per share of 0.90 USD in 2Q10 compare to 0.72 USD in 2Q09, and 1.46 USD in HY10 compare to 1.21 USD in HY09.

•

Cash flow: Cash flow from operating activities reached 4 133 million USD in HY10 as compared to 5 067 million USD in HY09. The slowdown in cash flow from operating activities is primarily due to tough comparisons as the timing of interest and income tax payments in 2009 was heavily concentrated in the second half of that year (please see Figure 8)

•	Deleveraging: Net debt as of 30 June 2010 was 42.1 billion USD, a decrease of 3.0 billion USD from 31 December 2009, with a net debt to EBITDA ratio of 3.3 versus 3.7 six months ago

•	2010 HY Financial Report is available on our website:

http://www.ab-inbev.com/go/investors.cfm

Brussels, 12 August 2010 – 2 / 22

Figure 1: Consolidated performance (million USD)

	2Q10	2Q09 Reported	2Q09 Reference base	Organic growth
Total volumes (thousand hls)	100 611	105 224	98 278	2.1%
Total beer volumes	90 499	95 637	88 692	1.7%
Of which AB InBev own beer	89 074	93 839	86 937	2.0%
Non-beer volumes	10 113	9 587	9 587	5.5%
Revenue	9 174	9 501	8 459	4.1%
Gross profit	5 062	5 118	4 629	5.1%
Normalized EBITDA	3 354	3 596	3 229	5.6%
Normalized EBIT	2 740	2 901	2 617	7.7%
Profit attributable to equity holders of AB InBev (normalized)	1 440	1 134
Profit attributable to equity holders of AB InBev	1 149	1 071
Normalized earnings per share (usd)	0.90	0.72
Earnings per share (usd)	0.72	0.68

Margins
Gross margin	55.2%	53.9%	54.7%	52	bp
Normalized EBITDA margin	36.6%	37.9%	38.2%	50	bp
Normalized EBIT margin	29.9%	30.5%	30.9%	98	bp

	HY10	HY09 Reported	HY09 Reference base	Organic growth
Total volumes (thousand hls)	192 443	200 274	188 903	1.5%
Total beer volumes	170 801	179 723	168 352	1.2%
Of which AB InBev own beer	168 279	176 799	165 508	1.4%
Non-beer volumes	21 641	20 551	20 551	3.9%
Revenue	17 501	17 698	16 027	3.1%
Gross profit	9 671	9 308	8 638	5.0%
Normalized EBITDA	6 440	6 383	5 886	5.4%
Normalized EBIT	5 210	5 021	4 695	7.2%
Profit attributable to equity holders of AB InBev (normalized)	2 331	1 918
Profit attributable to equity holders of AB InBev	1 624	1 787
Normalized earnings per share (usd)	1.46	1.21
Earnings per share (usd)	1.02	1.13

Margins
Gross margin	55.3%	52.6%	53.9%	98	bp
Normalized EBITDA margin	36.8%	36.1%	36.7%	79	bp
Normalized EBIT margin	29.8%	28.4%	29.3%	113	bp

Brussels, 12 August 2010 – 3 / 22

Anheuser-Busch InBev’s 2Q10 and 2Q09 reported numbers are based on unaudited interim consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD. The reported numbers for the three and six months ended 30 June 2010 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for interim periods. Due to seasonal fluctuations and other factors, the results of operations for the three and six months ended 30 June 2010 are not necessarily indicative of the results to be expected for the full year.

Given the transformational nature of the disposals we made during 2009 to refinance the debt we incurred to finance the Anheuser-Busch transaction, we present in this press release the 2Q09 and HY09 consolidated volumes and results down to normalized EBIT on a Reference Base, treating all divestitures as if they had closed as of 1 January 2009 and with certain intra-group transactions reported in Global Export and Holding Companies.

To facilitate the understanding of Anheuser-Busch InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic and normalized numbers against the Reference Base. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures other than those eliminated from the Reference Base, the start up or termination of activities, curtailment gains and losses, or the transfer of activities between segments.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic per hectoliter figures on a constant geographic basis. The constant geographic basis is calculated by assuming the same volume, revenue and cost of sales weighting of our businesses as in the same period of the previous year.

Whenever used in this document, the term “normalized” applies to performance measures (EBITDA, EBIT, profit, tax rate, EPS), which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance. Values in the figures and annexes may not add up, due to rounding.

2Q10 and HY10 EPS based upon weighted average of 1 591 million shares compared to 1 582 million shares for 2Q09 and HY09.

MANAGEMENT COMMENTS

Anheuser-Busch InBev delivered solid second quarter results, with total volumes up 2.1%, led by 5.7% Focus Brand growth. EBITDA increased 5.6%. The volume and EBITDA increases both slightly exceeded our initial expectations. Generally favorable weather patterns helped drive volume growth, except in Asia.

Our multi-brand sponsorship of the 2010 FIFA World Cup highlighted the quarter. Budweiser activated the FIFA World Cup asset for the seventh time, with the most global, experiential and digital program to date, thanks to the increased scale, footprint and pooled creativity of the new Anheuser-Busch InBev combination. For local brands like Brahma, Harbin and Jupiler, the excitement of full immersion as official FIFA World Cup local sponsors for the first time translated into unprecedented regional consumer engagement and brand exposure.

Brussels, 12 August 2010 – 4 / 22

Budweiser marshaled its global activities and rights under one comprehensive idea called “Bud United”, bringing together fans worldwide to celebrate their passion for the event. We activated “Bud United” in over 80 countries; furthermore, some of the most significant campaign components, such as the innovative online reality show “Bud House” and the revamped “Budweiser Man of the Match”, utilized digital channels and technology for the first time to connect with fans across borders. The increased consumer interest and engagement with the Budweiser brand initiated by the FIFA World Cup activation provides an early indication of the brand’s global potential:

•	Budweiser was the #1 sold beverage in FIFA World Cup stadiums, outpacing soft drinks, sport drinks and bottled water combined

•

Budweiser’s Facebook fan base added one million “likes” via BudUnited.com during the five-week tournament, ranking Budweiser as the #1 beer brand on Facebook with more than double the “likes” of the next largest brand (Bud Light)

•	Over 2.7 million fans showed their true colors with the Budweiser “Paint Your Face” Facebook application, resulting in social media amplification estimated to well over 250 million impressions

•	“Bud House” registered over seven million views on syndicated channels

•	Over 1.5 million fans participated in the “Budweiser Man of the Match” democratized voting process to select the player of the game after each of the 64 matches

In May, we launched Bud in Russia, and while still very early, the initial results confirm our view of the brand’s potential in the world’s fourth largest beer market. Launched on the back of the FIFA World Cup, we have already achieved brand health scores of approximately half the level of the longer established category leader.

Thanks to Budweiser’s 2010 FIFA World Cup sponsorship as well as a range of global initiatives, Budweiser volumes were essentially flat in HY10. We are encouraged by this progress and the traction we have gained in many markets. Our commercial teams are now working on plans to launch Budweiser in other high potential key geographies, while taking measures to stabilize Budweiser sales in the United States home market.

Notwithstanding our international successes with Budweiser, we are not pleased with our overall market share performance, having gained or maintained share in markets representing almost half of our volumes. We are putting in place brand building and commercial programs to improve our performance in the second half of 2010 and into 2011. Importantly, our brand health indicators remain strong across all Zones. Several factors contributed to the share losses, including social actions in Belgium, tough comparisons in the United States and promotional activities by some competitors, especially in Germany.

Sales and marketing investment increased 10.0% to help drive and support our top line initiatives, and especially our FIFA World Cup programs. Thanks to our Cost-Connect-Win discipline, our operating expenses increased just 2.3%.

Brussels, 12 August 2010 – 5 / 22

We remain committed to achieving a net debt to EBITDA ratio below 2.0 and made good progress in the first half of 2010. We ended the quarter with net debt to EBITDA of 3.3, down from 3.7 at year end 2009.

OUTLOOK

We continue to expect 3Q10 EBITDA growth above HY10 levels, with a further increase in 4Q10, which should show the strongest EBITDA growth in 2010. As previously mentioned, we will benefit from easier volume comparisons in the second half, especially in the United States.

In addition, because of the timing of 2009 sales and marketing and administrative expenses, we faced very difficult expense comparisons in the first half of 2010 and we expect easier ones in the second half, especially 4Q10.

We expect Cost of Sales per hectoliter to run flat or increase in the low single digits for the full year.

For the full year 2010, we expect the average coupon on net debt to be between 6.0 – 6.5%, and a normalized effective tax rate at the upper end of the 25 – 27% range.

If volume growth remains above our initial expectations, 2010 net capital expenditures could run between 2.0 and 2.2 billion USD.

FOCUS BRANDS

We direct the majority of our attention and resources toward our Focus Brands, those brands we believe have the greatest commercial potential. Focus Brand volumes grew 5.7% in 2Q10, ahead of own beer volume growth of 2.0%. HY10 saw Focus Brand volumes up 4.0%, nearly three times own beer volume growth of 1.4%, with Focus Brands becoming more important as their mix increased to represent 68.4% of own beer volumes versus 66.7% in HY09.

Focus Brand highlights in 2Q10:

•	Budweiser launched nationally in Russia in May 2010, under the “Bud” trademark and produced locally

•

Announced in May 2010, Bud Light will become the official and exclusive beer sponsor of the NFL, beginning with the 2011 season. The deal pairs America’s best-selling beer brand with the nation’s most popular sport

•

Millward Brown Optimor’s 2010 BrandZ report, released in April, ranked Budweiser (including Bud Light) as the only beer in the top 100 most valuable global brands, and the #2 overall beverage. Budweiser rose to the #38 position, from #52 in 2009 and #70 in 2008, with a brand value increase of 20% over 2009. Skol and Budweiser ranked among the 20 fastest growing global brands, while the top 10 beer brands included Bud Light (#1), Budweiser (#2), Stella Artois (#5) and Skol (#7)

Brussels, 12 August 2010 – 6 / 22

•

Budweiser performed particularly well in the United Kingdom, benefiting from the FIFA World Cup sponsorship which featured a number of campaigns and promotions, driving the brand’s good performance in both the on-trade and off-trade channels

Innovations in 2Q10:

•	Budweiser 4, a 4% ABV variant of Budweiser, launched in Quebec, Canada in May 2010. Bud 4 has already achieved a 0.4% 2Q10 market share

•	Skol extended its packaging line-up to a new 5L home keg dispenser. Overall, new product and packaging innovations in Brazil achieved a 9.3% market share in May 2010

Sponsorship of 2010 FIFA World Cup South Africa™

Globally, Budweiser served as the “official beer” of the 2010 FIFA World Cup South Africa™. In addition, Anheuser-Busch InBev leveraged its high-quality portfolio of beers by extending local sponsorship rights to its leading brands in select football markets, including Brahma (Brazil), Hasseröder (Germany), Jupiler (Belgium and the Netherlands), Quilmes (Argentina) and Harbin (China)—to name a few. A “Budweiser United” sponsorship logo represented global marketing efforts while leading local brands used a customized version of these trademarks for local activities.

OPERATING PERFORMANCE

Detailed segment information for the 2Q10 and HY10 operating performance are provided in Annex 1 and Annex 2 of the press release.

Figure 2. Volumes (thousand hls)

	2Q09 Reference base	Scope	Organic growth	2Q10	Organic growth
North America	35 641	0	-1 206	34 435	-3.4%
Latin America—North	24 078	0	2 859	26 938	11.9%
Latin America—South	6 627	0	145	6 772	2.2%
Western Europe	8 902	207	109	9 218	1.2%
Central and Eastern Europe	8 440	-241	-96	8 103	-1.2%
Asia Pacific	13 095	61	305	13 461	2.3%
Global Export and Holding Companies	1 495	252	-61	1 686	-3.5%
AB InBev Worldwide	98 278	278	2 055	100 611	2.1%

	HY09 Reference base	Scope	Organic growth	HY10	Organic growth
North America	68 391	0	-3 211	65 180	-4.7%
Latin America—North	49 959	0	6 404	56 364	12.8%
Latin America—South	15 842	306	-182	15 965	-1.1%
Western Europe	15 451	378	-83	15 746	-0.5%
Central and Eastern Europe	13 948	-455	-860	12 633	-6.4%
Asia Pacific	22 380	82	781	23 244	3.5%
Global Export and Holding Companies	2 932	446	-67	3 311	-2.0%
AB InBev Worldwide	188 903	757	2 782	192 443	1.5%

Brussels, 12 August 2010 – 7 / 22

North America (NA)

North American total volumes decreased 3.4% in 2Q10 and 4.7% in HY10.

Shipment volumes in the United States fell 3.0% in 2Q10 and 4.8% in HY10. Domestic United States beer selling-day adjusted sales-to-retailers (STRs) decreased 1.7% in 2Q10 and 2.9% in HY10, reflecting a sequential improvement versus 1Q10. The difference between shipments and STRs reflects a reduction in wholesaler inventories. For the full year 2010, we continue to expect shipment volumes broadly in line with STRs. Despite increased competitive activity in the import segment, Stella Artois shipment volumes grew almost 30% in HY10.

In Canada, beer volumes fell 7.1% in 2Q10 due to industry weakness as well as market share loss. HY10 volumes declined 3.0%. Bud Light family volumes continued to perform strongly with double digit growth, despite Bud Light Lime lapping its successful May 2009 launch.

North American revenue per hl increased 1.8% in 2Q10 and 1.5% in HY10. United States normalized revenue per hl excluding non-beer activities grew 2.8% with improved brand mix trends as compared to 4Q09. The brand mix reflects slower sub-premium growth and positive premium light and high-end momentum, led by innovations like Select 55 as well as Michelob Ultra and our European imports. Increased brewery efficiencies continued to reduce Cost of Sales. 2Q10 operating expenses fell due to overhead savings reducing administrative expenses, and lower distribution expenses reflecting lower fuel prices.

Scope change: EBITDA includes a negative scope effect of 240 million USD in North America, reflecting a curtailment gain in 2Q09 reported as a positive scope in 2009.

EBITDA increased 3.7% in 2Q10 as synergy generation and operational efficiency gains offset volume and revenue declines. HY10 EBITDA grew 0.1% with margin improvement of 153 bp to 41.2%.

Latin America North (LAN)

LAN delivered strong volume growth of 11.9% in 2Q10, with beer volume growth of 13.1% and soft drinks up 8.8%. In HY10, Zone volumes increased 12.8%, as beer volumes rose 14.4% and soft drinks gained 8.8%.

In Brazil, beer volume grew 13.7% in 2Q10 and 14.9% in HY10, driven by industry growth on the back of a robust macroeconomic environment, as well as market share gains. Brazil market share reached 69.9% in HY10 versus 67.6% in HY09 with significant volume contributions from innovations. 2Q10 soft drinks volume improvement of 9.3% in 2Q10 and 9.2% in HY10 primarily reflects industry growth.

LAN revenue per hl grew 5.6% in 2Q10 and 5.8% in HY10. Cost of Sales per hectoliter increased 17.7% in 2Q10 due to higher sugar prices affecting the soft drinks business, higher packaging costs mainly driven by imported cans in Brazil and currency hedging effects.

Brussels, 12 August 2010 – 8 / 22

2Q10 EBITDA rose 10.3% to 928 million USD with a margin contraction of 296 bp to 43.1%, as increased investment behind our FIFA World Cup initiatives and innovations, as well as higher Cost of Sales, partially offset revenue management activities in the short term. HY10 EBITDA reached 2 075 million USD, an improvement of 14.6%, but with a margin contraction of 182 bp to 45.7% primarily driven by higher sales and marketing support.

Latin America South (LAS)

Latin America South 2Q10 volumes increased 2.2%, with beer volumes up 5.4%, as first signs of recovery were observed throughout the region. In HY10, beer volumes grew 2.7%. Soft drinks fell 2.2% in 2Q10 and 6.9% in HY10 based on continued market contraction and difficult year-over-year comparisons.

In Argentina, beer volumes increased 2.5% in 2Q10 primarily due to industry recovery. The premium segment continued to grow with Stella Artois extending its leadership, posting nearly 10% growth.

LAS delivered EBITDA growth of 6.9% to 170 million USD in 2Q10 with the positive impact of strong revenue growth reduced by higher sales and marketing expenses behind our Focus Brands, Stella Artois and Quilmes, especially during the FIFA World Cup. EBITDA margin fell 167 bp to 42.0%. HY10 EBITDA rose to 451 million USD, an increase of 11.4%.

Western Europe (WE)

2Q10 own beer volumes increased 2.6% while total volumes, including subcontracted volumes, rose 1.2%. In HY10, own beer volumes increased 1.0%, with total Zone volumes down 0.5%.

Own beer volumes in Belgium grew 0.4% in 2Q10, mainly driven by the Jupiler brand, but fell 4.0% in HY10, with the first quarter decline mainly impacted by trade disruptions in January as a consequence of social actions. In Germany, own beer volumes fell 12.9% in 2Q10 and 9.8% in HY10, driven largely by challenging industry conditions and aggressive competitive activity, especially in the off-trade. In the United Kingdom, own beer volumes improved 18.6% in 2Q10 and 11.4% in HY10. Budweiser performed particularly well, benefiting from the FIFA World Cup sponsorship which featured a number of campaigns and promotions, driving the brand’s good performance in both the on-trade and off-trade channels.

EBITDA declined 3.2% to 349 million USD in 2Q10 with a margin decline of 114 bp to 31.0%. Lower administrative expenses and Cost of Sales offset significantly higher investments behind our brands during the FIFA World Cup and unfavorable regional and brand mix affecting revenue per hl. HY10 EBITDA grew 6.2% to 539 million USD with a margin improvement of 187 bp to 27.3%.

Central and Eastern Europe (CEE)

CEE volumes decreased 1.2% in 2Q10 and 6.4% in HY10.

In Russia, volumes fell 1.1% in 2Q10, a sequential improvement from 1Q10. Bud launched in May ahead of the FIFA World Cup with national marketing support including television and

Brussels, 12 August 2010 – 9 / 22

internet advertisements. Initial results are encouraging. In HY10, Russian volumes decreased 6.4%. The excise tax increase of 1 January 2010 was fully passed on by the end of the second quarter. As a consequence, revenue per hectoliter showed considerable improvement compared to the previous quarter. In Ukraine, beer volumes fell 1.2% in 2Q10 and 6.2% in HY10 in a competitive market.

2Q10 EBITDA declined 8.5% to 121 million USD in 2Q10, largely attributable to higher investments behind our Focus Brands, including support for the Bud launch in Russia, phased excise-linked price increases and media inflation in Ukraine. HY10 EBITDA reached 129 million USD, a decrease of 34.4%, mainly due the weak 1Q10 performance following the excise tax increase in Russia.

Asia Pacific (APAC)

China volumes increased 2.3% in 2Q10, as colder temperatures and heavy rainfall impacted Eastern provinces. Budweiser and Harbin led Focus Brand growth of 14.4% in 2Q10. Both brands benefited from sponsoring FIFA World Cup activities. Harbin’s local involvement generated national media exposure, supporting the brand’s expansion in the eastern regions. Volumes in HY10 grew 3.5%.

2Q10 EBITDA declined by 23.5% to 53 million USD, largely due to higher sales and marketing expenses for Harbin and Budweiser during the FIFA World Cup and further expansion of these brands to new regions. HY10 EBITDA fell 0.4% to 114 million USD, with a stronger 1Q10 performance offsetting higher commercial expenses in 2Q10.

Global Export and Holding Companies (GEHC)

GEHC EBITDA increased by 62 million USD in 2Q10. HY10 EBITDA was -23 million USD, an improvement of 76 million USD compared to HY09.

Brussels, 12 August 2010 – 10 / 22

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated Income Statement (million usd)

	2Q09 Reported	2Q09 Reference base	Scope	Currency translation	Organic growth	2Q10	Organic growth
Revenue	9 501	8 459	-35	403	346	9 174	4.1%
Cost of sales	-4 383	-3 830	-46	-122	-114	-4 112	-2.9%
Gross profit	5 118	4 629	-81	282	233	5 062	5.1%
Distribution expenses	-675	-626	0	-45	-46	-719	-7.4%
Sales and marketing expenses	-1 228	-1 096	22	-52	-108	-1 234	-10.0%
Administrative expenses	-587	-559	-19	-15	102	-491	17.6%
Other operating income/expenses	274	269	-161	10	4	122	3.3%
Normalized profit from operations (normalized EBIT)	2 901	2 617	-240	179	184	2 740	7.7%
Non-recurring items above EBIT	-43					-136
Net finance cost	-1 152					-519
Non-recurring net finance cost	0					-253
Share of results of associates	123					138
Income tax expense	-478					-470
Profit	1 351					1 501
attributable to equity holders of AB InBev	1 071					1 149
attributable to non-controlling interests	279					352
Normalized EBITDA	3 596	3 229	-240	199	167	3 354	5.6%
Normalized profit attributable to equity holders of AB InBev	1 134					1 440

	HY09 Reported	HY09 Reference base	Scope	Currency translation	Organic growth	HY10	Organic growth
Revenue	17 698	16 027	-57	1 040	490	17 501	3.1%
Cost of sales	-8 390	-7 389	-44	-329	-68	-7 830	-0.9%
Gross profit	9 308	8 638	-101	711	423	9 671	5.0%
Distribution expenses	-1 276	-1 189	-1	-118	-66	-1 375	-5.6%
Sales and marketing expenses	-2 271	-2 059	42	-130	-153	-2 300	-7.6%
Administrative expenses	-1 090	-1 038	-19	-57	119	-994	11.3%
Other operating income/expenses	350	343	-158	23	-1	208	-0.4%
Normalized profit from operations (normalized EBIT)	5 021	4 695	-237	430	322	5 210	7.2%
Non-recurring items above EBIT	-93					-182
Net finance cost	-1 993					-1 419
Non-recurring net finance cost	0					-672
Share of results of associates	228					233
Income tax expense	-820					-825
Profit	2 343					2 345
attributable to equity holders of AB InBev	1 787					1 624
attributable to non-controlling interests	556					721
Normalized EBITDA	6 383	5 886	-237	488	303	6 440	5.4%
Normalized profit attributable to equity holders of AB InBev	1 918					2 331

Revenue

2Q10 consolidated revenue grew 4.1%, or 1.5% per hl, with HY10 revenue up 3.1%, or 1.3% per hl, reflecting positive revenue momentum and improved brand mix in the United States. On a constant geographic basis, i.e. eliminating the impact of stronger volume growth coming from countries with lower revenue per hl, revenue per hl would have increased 2.8% for 2Q10 and 2.7% for HY10.

Brussels, 12 August 2010 – 11 / 22

Cost of Sales (CoS)

Cost of Sales (CoS) increased 2.9% in 2Q10, and decreased 0.3% per hl. On a constant geographic basis, CoS per hl increased 1.1% per hl in 2Q10 reflecting higher foreign exchange hedging effects and commodity and packaging costs in Latin America North and South offsetting procurement and synergy savings in North America. In HY10, CoS increased 0.9%, and decreased 1.3% per hl. On a constant geographic basis, HY10 CoS per hl increased 0.8%.

Operating expenses

Operating expenses increased 2.3% in 2Q10 and 2.5% in HY10:

•

Distribution expenses increased 7.4% in 2Q10 and 5.6% in HY10, as higher transportation costs in Latin America North and Asia Pacific related to geographic expansion outweighed synergy generation and a reduction of out-of-pattern distribution expenses in the United States

•

Sales and marketing expenses grew 10.0% in 2Q10 and 7.6% in HY10, with increased investments in our brands and sponsoring activities during the FIFA World Cup in part offset by reductions in non-working money in North America

•	Administrative expenses decreased 17.6% in 2Q10 and 11.3% in HY10, due to fixed cost management and lower accruals for variable compensation

•	Other operating income increased 3.3% to 122 million USD in 2Q10, and fell 0.4% to 208 million USD in HY10

Non-recurring items above EBIT

Normalized profit from operations excludes non-recurring items of -136 million USD in 2Q10 and -182 million USD in HY10 primarily reflecting organizational alignments and outsourcing of activities in North America and Western Europe. A breakdown of the non-recurring items is provided below, in Figure 4:

Figure 4. Non-recurring items above EBIT (million USD)

	2Q09 Reported	2Q10	HY09 Reported	HY10
Restructuring (including impairment losses)	-48	-86	-140	-181
Business and asset disposal (including impairment losses)	5	-50	47	-1

Impact on profit from operations	-43	-136	-93	-182

Net finance costs

Net finance costs of 519 million USD in 2Q10 compares to 1 152 million USD in 2Q09 as reported, and 1 419 million USD in HY10 compares to 1 993 million USD in HY09 as reported. This decrease is mainly driven by lower net interest charges due to reduced debt positions, and lower accretion expenses as bank borrowings are being reduced as a percentage of total debt.

Furthermore, subsequent to the refinancing and repayment of the 2008 senior facilities in HY10, the currency of the primary economic environment in which one of our holding companies operates became the US dollar. This debt restructuring triggered a change of functional currency of that holding company from EUR to USD in 2Q10, with accounting effect as from 1 January 2010 and as a result, the non-cash loss recorded in 1Q10 was partially reversed during 2Q10.

Brussels, 12 August 2010 – 12 / 22

Key net finance costs are illustrated below in Figure 5. Please refer to Note 8 of the 2010 Half Year Report for further details.

Non-recurring net finance costs of 253 million USD in 2Q10 resulted from the repayment and refinancing of the 2008 senior facilities. Non-recurring net finance costs consisted of incremental accretion expenses of 161 million USD in 2Q10 and 190 million USD in HY10, and a one-time mark-to-market adjustment of 92 million USD in 2Q10, and 482 million USD in HY10 as certain interest rate swaps hedging our 2008 senior facilities are no longer effective as a result of the refinancing and repayments done. While the accretion expense is a non-cash item, the cash equivalent of the negative mark-to-market adjustment will be spread over 2010 and 2011.

Figure 5. Net finance costs (million usd)

	2Q09 Reported	2Q10	HY09 Reported	HY10
Net interest expense	-891	-673	-1 731	-1 385
Accretion expense	-108	-37	-208	-78
Other financial results	-153	191	-54	44

Net finance costs	-1 152	-519	-1 993	-1 419
Mark-to-market adjustment	—	-92	—	-482
Accelerated accretion expense	—	-161	—	-190

Non-recurring net finance costs	—	-253	—	-672

	-1 152	-772	-1 993	-2 091

Share of results of associates

2Q10 recorded a share of results of associates of 138 million USD compared to 123 million USD in 2Q09, and 233 million USD in HY10 compared to 228 million USD in HY09, attributed to the result of Grupo Modelo in Mexico.

Income tax expense

2Q10 income tax expense was 470 million USD with an effective tax rate of 25.6%, which compares with income taxes of 478 million USD with an effective tax rate of 28.0% in 2Q09. Excluding the effect of non-recurring items, the normalized effective tax rate was 25.4% in 2Q10 versus 26.1% in 2Q09.

HY10 income tax expense of 825 million USD compares with 820 million USD in HY09. The effective tax rate increased from 27.9% in HY09 to 28.1% HY10 primarily due to the non-deductibility of certain non-recurring charges associated with the refinancing of the 2008 senior facilities. Excluding the effect of non-recurring items, the normalized effective tax rate was 25.3% in HY10 versus 26.9% in HY09. The company continues to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brazil and AmBev in 2005 and the acquisition of Quinsa in 2006.

Brussels, 12 August 2010 – 13 / 22

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest was 352 million USD in 2Q10, an increase from 279 million USD in 2Q09, and 721 million USD in HY10, an increase from 556 million USD in HY09, as a result of the strong performance of AmBev and currency translation effects.

Normalized profit

Normalized profit attributable to equity holders of Anheuser-Busch InBev was 1 440 million USD in 2Q10, compared to 1 134 million USD in 2Q09, and 2 331 million USD in HY10, compared to 1 918 million USD in HY09.

Normalized EPS

Normalized EPS for 2Q10 was 0.90 USD, compared to 0.72 USD in 2Q09. HY10 normalized EPS of 1.46 USD compares with 1.21 USD in HY09. Figure 6 provides reconciliation between normalized EPS and basic EPS:

Figure 6. Earnings per share

	2Q09 Reported	2Q10	HY09 Reported	HY10
Normalized earnings per share (usd)	0.72	0.90	1.21	1.46
Non-recurring items, after taxes, attributable to equity holders of AB InBev, per share	-0.04	-0.05	-0.08	-0.05
Non-recurring finance cost, after taxes, attributable to equity holders of AB InBev, per share	—	-0.13	—	-0.39

Basic earnings per share (usd)	0.68	0.72	1.13	1.02

Reconciliation between normalized EBITDA and profit attributable to equity holders

Normalized EBITDA and normalized EBIT are measures utilized by Anheuser-Busch InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of Anheuser-Busch InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT; and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and Anheuser-Busch InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

Brussels, 12 August 2010 – 14 / 22

Figure 7. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)

	2Q09 Reported	2Q10	HY09 Reported	HY10
Profit attributable to equity holders of AB InBev	1 071	1 149	1 787	1 624
Non-controlling interests	279	352	556	721
Profit	1 351	1 501	2 343	2 345
Income tax expense	478	470	820	825
Share of results of associates	-123	-138	-228	-233
Non recurring net finance cost	—	253	—	672
Net finance cost	1 152	519	1 993	1 419
Non-recurring items above EBIT (including non-recurring impairment)	43	136	93	182
Normalized EBIT	2 901	2 740	5 021	5 210
Depreciation, amortization, and impairment	696	614	1 362	1 230
Normalized EBITDA	3 596	3 354	6 383	6 440

FINANCIAL POSITION

Figure 8: Consolidated cash flow statement (million USD)

	HY09 Reported	HY10
Operating activities
Profit	2 343	2 345
Interest, taxes and non-cash items included in profit	4 059	4 381

Cash flow from operating activities before changes in working capital and use of provisions	6 402	6 726
Change in working capital	-45	-573
Pension contributions and use of provisions	-279	-287
Interest and taxes (paid)/received	-1 011	-2 101
Dividends received	—	368

Cash flow from operating activities	5 067	4 133

Investing activities
Net capex	- 508	- 692
Acquisition and sale of subsidiaries, net of cash acquired/disposed of, and purchase of non-controlling interests	- 533	20
Proceeds from the sale of associates and assets held for sale	932	19
Other	266	18

Cash flow from investing activities	157	- 635

Financing activities
Dividends paid	- 673	-1 031
Net (payments) on/proceeds from borrowings	- 942	-1 340
Net proceeds from the issue of share capital	33	34
Other	130	- 264

Cash flow from financing activities	-1 452	-2 601

Net increase/(decrease) in cash and cash equivalents	3 772	897

Cash flow from operating activities before changes in working capital and use of provisions increased from 6 402 million USD in HY09 to 6 726 million USD in HY10, primarily due to increased EBITDA.

Brussels, 12 August 2010 – 15 / 22

Total cash flow from operating activities, however, decreased from 5 067 million USD in HY09 to 4 133 million USD in HY10. The decrease is mainly driven by:

•	Higher interest and taxes paid, mainly related to the timing of the payments

•

Higher working capital levels compared to 2009 year-end levels partly due to seasonality. In addition, the 6-month period ending June 2009 reflected working capital improvements compared to year-end 2008 as a result of working capital initiatives during 2009

Cash flow from investing activities decreased from 157 million USD to -635 million USD primarily due to the sale of Tsingtao and other asset disposals in HY09.

Cash flow from financing activities was -2 601 million USD in HY10 compared to -1 452 million USD in HY09, mainly driven by higher dividends paid and repayments of bank facilities.

Deleveraging and debt maturities

Net debt as of 30 June 2010 was 42.1 billion USD, a reduction of 3.0 billion USD during HY10. Net debt to EBITDA for the 12 months ending 30 June 2010 (with July to December 2009 as per the Reference Base) was 3.3, a reduction from 3.7 as of 31 December 2009.

Anheuser-Busch InBev’s total liquidity as of 30 June 2010 amounted to 10.5 billion USD, with 5.9 billion USD of available committed credit lines, and non-restricted cash and cash equivalents of 4.5 billion USD.

As a result of bond issuances and 17.2 billion USD of bank refinancing in HY10, we continued to enhance our debt maturity profile, as illustrated in Figure 9:

Figure 9. Terms and debt repayment schedule as of 30 June 2010 (billion USD)

Brussels, 12 August 2010 – 16 / 22

RECENT EVENTS

On 16 October 2008, Grupo Modelo, Diblo S.A. de C.V. and the Grupo Modelo series A shareholders filed a notice of arbitration, under the arbitration rules of the United Nations Commission on International Trade Law, against Anheuser-Busch, Anheuser-Busch International Inc. and Anheuser-Busch International Holdings Inc. The notice of arbitration claimed the transaction between Anheuser-Busch and InBev violated provisions of the 1993 investment agreement, governed by the law of the United Mexican States, between the Anheuser Busch entities, Grupo Modelo, Diblo and the series A shareholders.

On 9 July 2010, an arbitration panel issued a decision finding that the combination of Anheuser-Busch and InBev did not violate the investment agreement between entities of Anheuser-Busch and Grupo Modelo. The Panel awarded no damages or other remedies.

The 2010 half-year (HY10) financial data set out in figures 3 to 7 have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the six months ended 30 June 2010, which have been reviewed by our statutory auditors PricewaterhouseCoopers Bedrijfsrevisoren BCVBA in accordance with both International Standard on Review Engagements 2410 and the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not presented fairly, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union.

Brussels, 12 August 2010 – 17 / 22

ANNEXES

•	Annex 1: Second Quarter 2010 (2Q10) segment information

•	Annex 2: Half Year 2010 (HY10) segment information

Agenda for 12 August 2010

•	Conference call HY10 results for investors

3.00 p.m. CET / 2.00 p.m. BST / 9.00 a.m. EST—full registration details are available at

http://www.ab-inbev.com/go/investors/events_calendar/HY10_results.cfm

Disclaimer:

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser- Busch InBev with respect to, among other things, Anheuser-Busch InBev’s strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits, and the synergies it is able to achieve. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives and targets is dependent on many factors some of which may be outside of management’s control. In some cases, words such as “believe”, “intend”, “expect”, “anticipate”, “plan”, “target”, “will” and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 15 April 2010. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

Brussels, 12 August 2010 – 18 / 22

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depository Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, Anheuser-Busch InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser, Stella Artois and Beck’s, fast growing multi-country brands like Leffe and Hoegaarden, and strong “local champions” such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona brand. Anheuser-Busch InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser-Busch brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 116,000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2009, the company realized revenue of 36.8 billion USD. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Robert Ottenstein Tel: +1-212-573-4365 E-mail: robert.ottenstein@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Brussels, 12 August 2010 – 19 / 22

Annex 1

AB InBev Worldwide	2Q09 Reference base	Scope	Currency translation	Organic growth	2Q10	Organic growth
Total volumes (thousand hls)	98 278	278	—	2 055	100 611	2.1%
Of which AB InBev own beer	86 937	420	—	1 717	89 074	2.0%
Revenue	8 459	-35	403	346	9 174	4.1%
Cost of sales	-3 830	-46	-122	-114	-4 112	-2.9%
Gross profit	4 629	-81	282	233	5 062	5.1%
Distribution expenses	-626	0	-45	-46	-719	-7.4%
Sales and marketing expenses	-1 096	22	-52	-108	-1 234	-10.0%
Administrative expenses	-559	-19	-15	102	-491	17.6%
Other operating income/expenses	269	-161	10	4	122	3.3%
Normalized EBIT	2 617	-240	179	184	2 740	7.7%
Normalized EBITDA	3 229	-240	199	167	3 354	5.6%
Normalized EBITDA margin	38.2%				36.6%	50	bp

North America	2Q09 Reference base	Scope	Currency translation	Organic growth	2Q10	Organic growth
Total volumes (thousand hls)	35 641	0	—	-1 206	34 435	-3.4%
Revenue	4 101	-13	87	-70	4 104	-1.7%
Cost of sales	-1 870	-55	-22	95	-1 852	4.9%
Gross profit	2 231	-68	65	25	2 252	1.2%
Distribution expenses	-215	0	-14	18	-211	8.5%
Sales and marketing expenses	-410	0	-10	16	-404	4.0%
Administrative expenses	-144	-19	-3	26	-140	16.1%
Other operating income/expenses	183	-161	0	-8	14	-34.8%
Normalized EBIT	1 645	-249	38	78	1 513	5.6%
Normalized EBITDA	1 882	-249	42	60	1 735	3.7%
Normalized EBITDA margin	45.9%				42.3%	218	bp

Latin America—North	2Q09 Reference base	Scope	Currency translation	Organic growth	2Q10	Organic growth
Total volumes (thousand hls)	24 078	0	—	2 859	26 938	11.9%
Revenue	1 555	0	317	282	2 154	18.1%
Cost of sales	-482	0	-97	-153	-732	-31.7%
Gross profit	1 073	0	220	129	1 422	12.0%
Distribution expenses	-161	0	-32	-56	-249	-34.9%
Sales and marketing expenses	-231	0	-40	-30	-300	-12.8%
Administrative expenses	-132	0	-17	16	-133	12.1%
Other operating income/expenses	50	0	10	2	62	4.3%
Normalized EBIT	599	0	141	61	802	10.2%
Normalized EBITDA	698	0	158	72	928	10.3%
Normalized EBITDA margin	44.9%				43.1%	-296	bp

Latin America—South	2Q09 Reference base	Scope	Currency translation	Organic growth	2Q10	Organic growth
Total volumes (thousand hls)	6 627	0	—	145	6 772	2.2%
Revenue	376	0	-13	42	404	11.1%
Cost of sales	-158	0	7	-24	-175	-15.2%
Gross profit	218	0	-6	18	229	8.2%
Distribution expenses	-36	0	1	0	-35	-0.5%
Sales and marketing expenses	-38	0	1	-14	-50	-37.4%
Administrative expenses	-21	0	0	5	-15	24.8%
Other operating income/expenses	4	0	0	-2	2	-51.1%
Normalized EBIT	128	0	-4	6	131	4.9%
Normalized EBITDA	163	0	-5	11	170	6.9%
Normalized EBITDA margin	43.5%				42.0%	-167	bp

Brussels, 12 August 2010 – 20 / 22

Annex 1
Western Europe	2Q09 Reference base	Scope	Currency translation	Organic growth	2Q10	Organic growth
Total volumes (thousand hls)	8 902	207	—	109	9 218	1.2%
Of which AB InBev own beer	7 981	207	—	211	8 400	2.6%
Revenue	1 153	-6	-25	4	1 126	0.4%
Cost of sales	-526	0	11	10	-505	2.0%
Gross profit	627	-6	-14	15	621	2.4%
Distribution expenses	-107	0	3	-1	-105	-0.8%
Sales and marketing expenses	-173	6	6	-42	-203	-25.2%
Administrative expenses	-98	0	3	28	-68	28.1%
Other operating income/expenses	25	0	0	-8	17	-30.9%
Normalized EBIT	273	0	-2	-8	263	-3.0%
Normalized EBITDA	366	0	-6	-12	349	-3.2%
Normalized EBITDA margin	31.7%				31.0%	-114	bp

Central and Eastern Europe	2Q09 Reference base	Scope	Currency translation	Organic growth	2Q10	Organic growth
Total volumes (thousand hls)	8 440	-241	—	-96	8 103	-1.2%
Revenue	466	0	36	2	505	0.5%
Cost of sales	-226	0	-16	-10	-253	-4.6%
Gross profit	240	0	20	-8	252	-3.4%
Distribution expenses	-46	0	-4	-4	-54	-7.6%
Sales and marketing expenses	-85	0	-9	-11	-104	-12.4%
Administrative expenses	-40	0	-1	17	-25	41.2%
Other operating income/expenses	0	0	0	1	1	—
Normalized EBIT	68	0	6	-5	70	-6.6%
Normalized EBITDA	121	0	10	-10	121	-8.5%
Normalized EBITDA margin	26.0%				23.9%	-232	bp

Asia Pacific	2Q09 Reference base	Scope	Currency translation	Organic growth	2Q10	Organic growth
Total volumes (thousand hls)	13 095	61	—	305	13 461	2.3%
Revenue	440	-10	4	18	452	4.2%
Cost of sales	-242	-6	-2	-1	-251	-0.6%
Gross profit	199	-16	1	17	201	9.3%
Distribution expenses	-30	0	0	-5	-36	-17.9%
Sales and marketing expenses	-115	15	-1	-29	-130	-29.0%
Administrative expenses	-36	0	0	-3	-39	-7.9%
Other operating income/expenses	2	0	0	5	7	269.9%
Normalized EBIT	19	-1	0	-15	3	-84.7%
Normalized EBITDA	69	0	1	-16	53	-23.5%
Normalized EBITDA margin	15.6%				11.8%	-426	bp

Global Export and Holding Companies	2Q09 Reference base	Scope	Currency translation	Organic growth	2Q10	Organic growth
Total volumes (thousand hls)	1 495	252	—	-61	1 686	-3.5%
Revenue	369	-5	-2	68	429	18.6%
Cost of sales	-327	15	-2	-30	-344	-9.8%
Gross profit	42	10	-4	37	85	71.9%
Distribution expenses	-31	0	1	1	-29	4.5%
Sales and marketing expenses	-45	1	1	1	-43	2.4%
Administrative expenses	-88	0	2	13	-72	14.9%
Other operating income/expenses	5	0	0	13	18	253.7%
Normalized EBIT	-116	10	0	65	-41	61.7%
Normalized EBITDA	-70	9	-1	62	0	101.7%

Brussels, 12 August 2010 – 21 / 22

Annex 2

AB InBev Worldwide	HY09 Reference base	Scope	Currency translation	Organic growth	HY10	Organic growth
Total volumes (thousand hls)	188 903	757	—	2 782	192 443	1.5%
Of which AB InBev own beer	165 508	521	—	2 250	168 279	1.4%
Revenue	16 027	-57	1 040	490	17 501	3.1%
Cost of sales	-7 389	-44	-329	-68	-7 830	-0.9%
Gross profit	8 638	-101	711	423	9 671	5.0%
Distribution expenses	-1 189	-1	-118	-66	-1 375	-5.6%
Sales and marketing expenses	-2 059	42	-130	-153	-2 300	-7.6%
Administrative expenses	-1 038	-19	-57	119	-994	11.3%
Other operating income/expenses	343	-158	23	-1	208	-0.4%
Normalized EBIT	4 695	-237	430	322	5 210	7.2%
Normalized EBITDA	5 886	-237	488	303	6 440	5.4%
Normalized EBITDA margin	36.7%				36.8%	79	bp

North America	HY09 Reference base	Scope	Currency translation	Organic growth	HY10	Organic growth
Total volumes (thousand hls)	68 391	0	—	-3 211	65 180	-4.7%
Revenue	7 825	-26	147	-284	7 662	-3.6%
Cost of sales	-3 650	-54	-40	209	-3 535	5.6%
Gross profit	4 175	-79	107	-75	4 127	-1.8%
Distribution expenses	-392	0	-27	32	-387	8.2%
Sales and marketing expenses	-791	0	-18	35	-774	4.5%
Administrative expenses	-295	-19	-6	37	-285	11.7%
Other operating income/expenses	188	-158	0	-3	27	-11.0%
Normalized EBIT	2 885	-257	56	26	2 709	1.0%
Normalized EBITDA	3 347	-257	63	2	3 155	0.1%
Normalized EBITDA margin	42.8%				41.2%	153	bp

Latin America—North	HY09 Reference base	Scope	Currency translation	Organic growth	HY10	Organic growth
Total volumes (thousand hls)	49 959	0	—	6 404	56 364	12.8%
Revenue	3 111	0	832	601	4 544	19.3%
Cost of sales	-986	0	-253	-255	-1 493	-25.8%
Gross profit	2 125	0	579	346	3 051	16.3%
Distribution expenses	-322	0	-83	-100	-506	-31.1%
Sales and marketing expenses	-414	0	-94	-67	-575	-16.2%
Administrative expenses	-232	0	-44	8	-267	3.5%
Other operating income/expenses	90	0	23	6	118	6.2%
Normalized EBIT	1 246	0	381	193	1 820	15.5%
Normalized EBITDA	1 440	0	425	211	2 075	14.6%
Normalized EBITDA margin	46.3%				45.7%	-182	bp

Latin America—South	HY09 Reference base	Scope	Currency translation	Organic growth	HY10	Organic growth
Total volumes (thousand hls)	15 842	306	—	-182	15 965	-1.1%
Revenue	883	12	-30	115	980	13.0%
Cost of sales	-351	-7	14	-40	-384	-11.4%
Gross profit	533	5	-16	75	596	14.1%
Distribution expenses	-78	-1	3	-4	-79	-5.3%
Sales and marketing expenses	-77	-1	3	-32	-107	-41.0%
Administrative expenses	-34	0	1	1	-32	3.8%
Other operating income/expenses	-1	0	0	-2	-3	—
Normalized EBIT	344	2	-10	39	375	11.3%
Normalized EBITDA	413	3	-12	47	451	11.4%
Normalized EBITDA margin	46.8%				46.1%	-67	bp

Brussels, 12 August 2010 – 22 / 23

Annex 2

Western Europe	HY09 Reference base	Scope	Currency translation	Organic growth	HY10	Organic growth
Total volumes (thousand hls)	15 451	378	—	-83	15 746	-0.5%
Of which AB InBev own beer	13 719	378	—	138	14 235	1.0%
Revenue	1 974	-10	33	-21	1 976	-1.1%
Cost of sales	-942	0	-19	39	-922	4.1%
Gross profit	1 032	-10	14	18	1 054	1.8%
Distribution expenses	-205	0	-3	9	-200	4.2%
Sales and marketing expenses	-365	10	-5	-7	-367	-2.0%
Administrative expenses	-181	0	-3	37	-147	20.5%
Other operating income/expenses	40	0	0	-15	25	-38.8%
Normalized EBIT	319	0	4	42	365	13.1%
Normalized EBITDA	502	0	6	31	539	6.2%
Normalized EBITDA margin	25.4%				27.3%	187	bp

Central and Eastern Europe	HY09 Reference base	Scope	Currency translation	Organic growth	HY10	Organic growth
Total volumes (thousand hls)	13 948	-455	—	-860	12 633	-6.4%
Revenue	747	0	54	-53	749	-7.0%
Cost of sales	-387	0	-27	3	-412	0.7%
Gross profit	360	0	27	-50	337	-13.9%
Distribution expenses	-80	0	-7	0	-87	0.2%
Sales and marketing expenses	-132	0	-15	-23	-169	-17.4%
Administrative expenses	-62	0	-3	16	-50	25.0%
Other operating income/expenses	0	0	0	2	2	—
Normalized EBIT	85	0	2	-56	31	-65.5%
Normalized EBITDA	183	0	9	-63	129	-34.4%
Normalized EBITDA margin	24.5%				17.2%	-721	bp

Asia Pacific	HY09 Reference base	Scope	Currency translation	Organic growth	HY10	Organic growth
Total volumes (thousand hls)	22 380	82	—	781	23 244	3.5%
Revenue	809	-25	4	37	825	4.7%
Cost of sales	-465	-10	-2	10	-468	2.0%
Gross profit	344	-35	1	47	358	15.2%
Distribution expenses	-54	0	0	-7	-62	-12.8%
Sales and marketing expenses	-208	32	-1	-45	-222	-25.3%
Administrative expenses	-67	0	0	-1	-69	-1.7%
Other operating income/expenses	8	0	0	3	11	37.7%
Normalized EBIT	21	-3	0	-3	16	-15.2%
Normalized EBITDA	115	-1	0	0	114	-0.4%
Normalized EBITDA margin	14.2%				13.8%	-72	bp

Global Export and Holding Companies	HY09 Reference base	Scope	Currency translation	Organic growth	HY10	Organic growth
Total volumes (thousand hls)	2 932	446	—	-67	3 311	-2.0%
Revenue	678	-9	1	94	764	14.1%
Cost of sales	-607	27	-2	-33	-616	-5.7%
Gross profit	71	18	-1	61	149	68.7%
Distribution expenses	-57	0	0	4	-53	7.1%
Sales and marketing expenses	-72	2	0	-15	-86	-21.4%
Administrative expenses	-166	0	-1	22	-144	13.2%
Other operating income/expenses	18	0	0	10	28	54.4%
Normalized EBIT	-205	20	-3	82	-106	44.2%
Normalized EBITDA	-114	18	-3	76	-23	78.8%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: August 12, 2010	By:	/S/ B. LOORE
Name: B. Loore
Title: VP Legal Corporate